UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                               File No. 000-33415
                               Amendment No. 2
                                       to
                                  FORM 10 - SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Cyberlux Corporation
          (Name of Small Business Issuers in its charter)


             Nevada                          91-2048978
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization)                Number)


         50 Orange Road                      28370-2010
          PO Box 2010
   Pinehurst, North Carolina
(Address of principal executive              (Zip code)
            offices)


Issuer's telephone number: (910) 235-0066


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered






Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,014,748 issued and outstanding as of the most practicable date.


/1/

                                TABLE OF CONTENTS

                                                            Page
Part I
  Item 1.    Description of Business                             3
  Item 2.    Management's Discussion and Analysis and Plan of   11
             Operation
  Item 3.    Description of Property                            12
  Item 4.    Security Ownership of Management                   13
  Item 5.    Directors and Executive Officers                   15
  Item 6.    Executive Compensation                             17
  Item 7.    Certain Relationships and Related Transactions     18
  Item 8.    Description of Securities                          18

Part II
  Item 1.    Market for Common Equity and Related Stockholder   21
             Matters
  Item 2.    Legal Proceedings                                  22
  Item 3.    Changes in and Disagreements with Accountants      22
  Item 4.    Recent Sales of Unregistered Securities            22
  Item 5.    Indemnification of Directors and Officers          24

Part F/S
  Item 1.    Financial Statements                               25

Part III
  Item 1.    Index to Exhibits                                  35
             Signatures                                         36


/2/

                           Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, maintain and integrate internal management, technical information and management information systems;

  2.   Our ability to remain abreast of trends in the optoelectronics industry;

  3. The level of acceptance of our products by retail merchants and their respective customers; and

  4.   Our ability to address potential additional capital requirements.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                                     Part I

  We are filing this Form 10-SB on a voluntary basis with the intention of establishing the full reporting status of Cyberlux Corporation with the SEC. Upon the effectiveness of the Registration Statement, we will be required comply with the reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. We are also filing to:

  1.   Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

   We were formed as a Nevada Corporation on May 17, 2000 under the name Cyberlux Corporation. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board.


/3/

   Our management founded the Company to design, develop, manufacture, market and sell advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements. Although the diode illumination industry is in its infancy, these lighting systems offer the potential to make continued advancements in illumination technology. Light emitting diodes (LEDs) consume 90% less energy than their incandescent or fluorescent counterparts to produce a comparable lumen output. A "lumen" is a unit of measure used to determine light intensity. We believe that in electrochemical (battery powered) applications, this decrease in energy consumption positions our lighting solutions as a much more durable and reliable lighting source than other alternatives. In standard electrical current applications, the calculated life of diodes as lighting elements is over ten years versus hours for traditiona1 incandescent or fluorescent bulbs. The performance characteristics of diminutive energy consumption and extended life have prompted LED implementation in traffic lights and brake lights, and to a lesser degree in our area of focus, diode illumination.

B.   Business of Issuer

  (1)  Principal products and principal markets

  In April 1999, Research Econometrics, LLP, began an investigative research study for a new long-term interim lighting system to be used during power outages. Research Econometrics is a limited liability partnership in which the president of Cyberlux Corporation, Donald F. Evans, was a partner.

  During the course of the research study, the newly developed bright white diode was discovered, which served to validate the intent of the study, as an economical solution to long-term battery powered interim lighting systems. Subsequently, Cyberlux Corporation was formed to pursue development of diode illumination products. Research Econometrics Partners founded Cyberlux and received stock therein in return for assignment of research data and a provisional patent (see Recent Sale of Unregistered Securities page 17).

  The original patent application was filed as "ELECTROCHEMICAL PORTABLE POWER PLANT AND LIGHTING SYSTEM", September 30, 1999 and registered as a provisional patent, number 60/156/718, on October 14, 1999. The provisional patent was assigned to Cyberlux, a corporation in formation, on March 31, 2000. The patent application was subsequently expanded to include mechanical drawings, resubmitted as CYBERLUX STORM LIGHT on April 16, 2001 and registered as a provisional patent number 60/283/898 on July 2, 2001. The patent and trademark development was undertaken by the law firm of Alston and Bird, LLP on May 19, 2001. Trademarks for "Cyberlux", serial number 76/339,373 amd the "Home Safety Light", serial number 76/337,236 were effective on November 16, 2001 and November 12, 2001, respectively. The comprehensive "utility patent" application entitled, "APPARATUS AND METHODS FOR PROVIDING EMERGENCY LIGHTING" was filed by Alston and Bird on January 11, 2002. The current status of the twenty-six patent claims contained in the application during its review period is that of "Patent Pending".

  The reliable manufacture of Cyberlux designed products requires the coordination of resources to provide detailed working drawings to tool manufacturers for injection molded parts and optics; precise circuitry diagrams to receive diodes, resistors and capacitors into the electronics platform; source identification for volume supplies of batteries and diodes; packaging considerations for presentation of product and corresponding dimensions of containment's for shipping and display; and an experienced contract assembly organization with an extensive infrastructure capable of collation of all component parts, assembly, testing, packaging and inventory of the finished product(s).


/4/


  During the Fall of 2000, Cyberlux identified Shelby County Community Services
(SCCS), Shelbyville, Illinois, as a contract manufacture and assembly organization that was well positioned to meet our requirements. SCCS has over a decade of successful performance on behalf of Fortune 100 companies and represented the quality of management, performance and fiscal stability that Cyberlux sought to employ in the production process.

  We entered into a Proprietary Product Manufacturing Agreement with SCCS (see
Exhibit 10a) on April 24, 2001 that provides for the purchase of all component parts for our products by SCCS; conformance of parts acquired to Cyberlux specifications; exact assembly of parts in accordance with schematics; verified accountable tests of each unit prior to packaging; individual-packaging; finished goods inventory warehousing; palletized shipping containment's per purchase orders; and loading for shipment FOB Shelbyville. Cyberlux has agreed to pay SCCS 112% of the costs associated with production of finished products within thirty days of the shipment date. The agreement also provides that profits for sales of replacement parts will be split 40% to SCCS and 60% Cyberlux. SCCS has estimated that parts, components and shipping costs per unit as of the date of the agreement was $11.48. The estimate could vary based upon market conditions and volume pricing.

  SCCS coordinates materials inventory with Cyberlux approved vendors based upon purchase orders or blanket orders for products. Robrady Design, Inc., our industrial design firm, is instrumental in providing detailed working drawings for injection molded parts to tool manufacturers in the US and abroad. We have retained International Consolidated Technologies (ICT), an Illinois corporation headquartered in Casey, Illinois, to produce multi-cavity steel molds and temporary molds required for proprietary injection molded parts. The molds will be manufactured at ICT's plant in Korea and the component part manufacture will occur in Casey, IL, which is within 35 miles of the SCCS assembly operation in Shelbyville, IL.

    On October 29, 2001, we entered into a supply agreement with the engineering firm of TKJ, Inc. in Northbrook, Illinois in which TKJ would design and Manufacture the Home Safety Light. TKJ would retain the exclusive right to manufacture and supply the electronic assemblies for the Light for the life of the design. In return for this exclusive manufacturing right, TKJ will contribute engineering support, design testing, material sourcing and component part price negotiating. Based upon a good faith estimate for minimal annual purchase quantities of the Home Safety Light, TKJ has predicted 60,000 units f or fiscal year 2001, 1,000,000 units for the fiscal year 2002 and 2,000,000 units for fiscal year 2003. TKJ has also estimated the unit pricing for the PCB assembly only: 60,000 units at $8.30 each, 500,000 units at $8.01 each. 1,000,000 units at $7.78 each and 2,000,000 units at $7.38 each. These estimates may vary based upon market conditions and volume pricing.

TKJ manages our proprietary circuitry design. TKJ has engaged an integrated circuit board contract manufacturer, Controls, Inc., Logansport, Indiana, to manufacture the electronic platforms to precise specifications. Although the boards are rigidly tested prior to shipment to Shelbyville, SCCS will test each board on receipt consistent with the quality assurance protocols established by Cyberlux.

   TKJ has negotiated diode supply agreements with Nichia Chemical and others. Nichia Chemical, Tokushima, Japan, a major manufacturer of diodes, will be supplying us with white emitting diodes for our products. Although Nichia is the principal supplier, we are also searching for other manufacturers of these diodes who may have equal or greater quality diodes at favorable prices. SCCS has been delivered an agreement provided by Cyberlux wherein Rayovac supplies AA alkaline batteries to SCCS for $.152 per unit, FOB Shelbyville, IL. The agreement with Rayovac provides for certain cooperative advertising arrangements and the blister packaging of eight individual batteries for subsequent insertion into a packaging cavity in the Cyberlux Home Safety Light retail box.

  (2)  Distribution methods of our products

  We have targeted our marketing and sales efforts of our initial product, the Home Safety Light, to home improvement chain retailers, which have historically experienced a high volume flow of consumers, many of whom may be classified as opportunistic buyers. Although the consumer may be in the store for a specific item, if the retailer in a prominent position features a new product, the consumer is inclined to evaluate its merits. By researching locations in the various stores, we feel that our initial product will get the most exposure in the home safety section that displays products, which concentrate on items such as fire alarms, child protection products and other items that protect homeowners from potential dangers in the home. We recognize these markets as the optimum entry point for introduction of the Cyberlux Home Safety Light to be followed by a broader market exposure in the mass-market chain stores.


/5/


 During the Spring of 2001, we had an opportunity to show design illustrations of the Home Safety Light to certain sales representatives that routinely call on the leading home improvement warehouse chains. We entered into an agreement with Hynes, Inc., Charlotte, North Carolina, a national sales organization founded in 1939 to market and sell our products. Pursuant to the agreement, Hynes will provide us with a sales force for $1,000 per month on plus a commission on a declining basis ranging from 12% on the first $500,000 down to 4% on all sales over $3,000,000, The term of the agreement is one year with automatically renewable one year terms. Hynes represents manufacturers to retail chain stores, which include Lowe's and Home Depot. Hynes maintains sales offices from Maine to Florida west to Texas and Oklahoma. Hynes will also service the accounts, process orders electronically and coordinate tracking of deliveries through real time communications with Cyberlux and SCCS.

  We are positioned to go to full production of the Home Safety Light with the completion of the injection molds in January, 2002. These molds provide the proprietary component parts, which in conjunction with the proprietary circuit board and battery pack, complete the finished product. Our objective is delivery to the first purchase orders in early 2002.

  We have produced 200 units of the Home Safety Light to use for sales and marketing purposes.

  We intend to introduce the Home Safety Light through a national home improvement warehouse chain by placing the product in display containers holding 18 to 24 units per container. Our initial concentration will be in approximately 250 stores located in the States of Virginia, North Carolina, South Carolina, Georgia and Florida.

  The anticipated placement of approximately 250 displays will require initial production of 12,000 Home Safety Lights. Based upon consumer acceptance and resulting reorders, we have made provisions to produce up to 80,000 units per month at the SCCS facilities. We have undertaken other marketing initiatives with SCCS, a not-for-profit quasi-government entity, which will introduce the Home Safety Light in a different format to the Federal Emergency Management Agency (FEMA), the Department of Defense (DOD) and comparable state, county and municipal emergency service organizations. While SCCS has received no commitments from these agencies to purchase our products, SCCS currently does business with these entities and is of the opinion that their emergency services would be enhanced by the use of our products.

  We have retained an advertising and public relations firm, T. Franzen, Inc., which will initiate a campaign in January 2002 to create interest in and educate potential consumers to the merits of the Cyberlux Home Safety Light. Although the central advertising message is product benefit to the consumer, the underlying emphasis is the identity of Cyberlux as a leader in diode illumination or applied optoelectronics. This approach is designed to educate the consumer to identify Cyberlux as a brand name that will support interest in new products.

  (3)  Status of any announced new products

 The Cyberlux Home Safety Light is a portable fixture that may be hand-held, placed on a level platform in a horizontal or vertical plane, or suspended by a wall-mounted hook to broadcast a blanket of light. The fixture, patent pending, is designed to produce three levels of light, which are activated by simply pushing a button. Level one activates 4 amber diodes which serve as a locator or night light and can provide up to 500 hours of light on one set of batteries. Level two disengages the amber diodes and activates 6 white diodes which produce a reading level light and can provide up to 42 hours of light on one set of batteries. Level three engages all 10 diodes to produce an intense space light for room, corridor or stairwell illumination and can provide up to 27 hours of light on one set of batteries. To that extent, the Home Safety Light is unique in that through the use of diodes and circuitry, it is able to provide up to 500 hours of light on one set of batteries. It has no bulbs, such as are


/6/


used in flashlights, which normally provide only one to two hours of illumination. When a home suffers power outage, without the necessary illumination to move about the house during this period, the occupants are placed in a precarious situation. Using the moderate level of illumination, the Home Safety Light can provide 42 hours of illumination and under high intensity illumination, it can provide 27 hours of illumination. In other words, the Home Safety Light can provide practically a full week of reliable, portable light in storm situations and power outages (based on use of moderate level of light for seven days at six hours per day without battery replacement).

  The circuitry design of the Cyberlux Home Safety Light contributed to the development of a second-generation product, Cyberlux Wireless Interim Lighting System (CWILS), which is currently in the design and testing stage. CWILS is a permanently installed system comprised of three light fixtures and one radio frequency (RF) transmitter. The circuit board in each of the fixtures contains an RF receiver that is activated by a signal from the RF transmitter that is plugged into an electrical wall outlet in a home or business. When the power that activates the wall outlet is interrupted (as in a power outage), the RF transmitter sends a signal to the three fixtures, which illuminates the diodal lighting elements thereby providing a bright blanket of light to the space in which the fixture is installed. The CWILS product is forecast for introduction to retail sales during the second quarter of 2002.

  (4)  Industry background

  Our Company was born from an investigative research study designed to identify a new approach to the development of an electrochemical (battery powered), portable, interim lighting system capable of providing safe illumination for extended periods of time to property owners deprived of electrical service caused by power outages. Although power outages have come to be a recurring phenomenon due to anomalies in electrical service distribution networks, the focus of the initial study was on disruptions caused by severe storm activity along the Atlantic and Gulf States' coastlines and the corresponding affected inland electrical grids. The National Weather Service labels annual storm activity as the "Hurricane Season", which is officially monitored from June 1st to November 30th each year. Other deficiency outages not related to weather have been labeled by the press as "rolling blackouts".

  The loss of electrical power related to tropical and subtropical storms can be wide spread and cover extensive regional segments surrounding the matrix of the storm. It is the pervasive incidence of power outages that identified the need for a reliable, durable, safe and economical interim lighting system for property owners and the general population in areas affected by these seasonally severe weather systems. The research conducted to identify an optimum interim lighting system led to the discovery of a new illumination technology (optoelectronics). We plan to implement this technology through the development of diode illumination fixtures for domestic, commercial and industrial applications. Management has identified several opportunities, which are discussed in Section (10) Research and Development Activities below, where our optoelectronic technology can be introduced as a cost effective solution for antiquated, expensive and unreliable lighting systems currently in use. The introduction of our Cyberlux Home Safety Light is an example of our advanced illumination technology. We hope that this will establish us as an innovative leader in the industry.

  8)  Regulation

  Our advertising and sales practices concerning the Home Safety Light and the Wireless Interim Lighting Systems are regulated by the Federal Trade Commission and state consumer protection laws. Such regulations include restrictions on the manner that we promote the sale of our products. We believe we are in material compliance with such regulations.


/7/


  (9) Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing the conduct of business operations in general. We are not aware of any pending government regulations that may adversely affect our business.

 (10) Research and development activities

  The Cyberlux Wireless Interim Lighting System (CWILS), referenced in sub section (3) above, is an example of ongoing research into several applications for our technology. Other products that have been positioned for design and testing are battery powered trade show display lighting elements; navigational lighting for small craft; sealed lighting elements for miner's helmets; and replacement lighting elements for hard-wired outdoor walkway, parking lot or landscape illumination systems. During the last two years, we have incurred research and development expenses of $151,505.57 for the year 2000 and $188,100.00 for the year 2001. These numbers do not include administrative overhead, travel or other expenses associated with that development.

     Charges to research and development by Research Econometrics prior to incorporation of Cyberlux Corporation in May 2000:

        January 2000        $    8,536.11
        February 2000       $    6,058.02
        March 2000          $    6,021.59
        April 2000          $   12,389.98
                            -------------
                            $   33,005.57

     In May 2000, all research and development was assigned to Cyberlux Corporation (incorporated May 17, 2000) which continued the research and development effort with Technology Associates, Inc., Reno, Nevada and later with Light Technology, Inc., Sarasota, Florida. The following amounts were expended directly to the two companies for development of circuitry, optics and mechanical design:

        May 2000        $  5,000.00  Technology Associates, Inc. (circuitry)
        July 2000       $ 30,000.00  Light Technology, Inc. (mechanical design
							and optics)
        August 2000     $ 20,000.00  Light Technology, Inc.
        September 2000  $ 20,000.00  Light Technology, Inc.
        October 2000    $ 30,000.00  Light Technology, Inc.
                        -----------
                        $105,000.00

     In October 2000, Cyberlux agreed to assist Safe-Light Industries, LLP, Steamboat Springs, Colorado in the development of diode lighting elements and attendant circuitry for its barricade light design for highway construction applications. The following funds were expended toward that development:

        November 2000   $  8,500.00  Safe-Light Industries, LLP (barricade
                                                  light development)
        December 2000   $  5,000.00  Safe-Light Industries, LLP
                        -----------
                        $ 13,500.00

      Total Year 2000   $151,505.57


     In January 2001, it became clear that Light Technology, Inc. could not produce a production prototype model to the specifications provided by Cyberlux. (On April 18, 2001, we subsequently filed a civil complaint against Light Technology, Inc. and Safe-Light Industries, LLP and their principals alleging breach of contract, fraud, misappropriation of trade secrets and sought injunctive action against the defendants to prevent them from misappropriating trade secrets as well as to recovery monetary damages) (See, Legal Proceedings,
p. 17.)


/8/


     At that time, Cyberlux identified and retained an industrial design firm, Robrady Design, Inc., Sarasota, Florida and an electronic circuitry design firm, TKJ, Inc, Northbrook, Illinois to pursue development consistent with Cyberlux specifications.

     In January 2001, Cyberlux advance another $3,500 to Light Technology,
Inc. to recover any work in process that was proprietary to Cyberlux. The deliverable was of no substantive use and was discarded as "dead-end" material.

     Research and Development Expenditures for the year 2001 were as follows:

         January 2001   $   3,500.00  Light Technology, Inc. (CAD illustrations)
         February 2001  $  12,500.00  Robrady Design, Inc. (mechanical architecture and casings)
         March 2001     $  12,500.00  Robrady Design, Inc.
         April 2001     $  40,000.00  Robrady Design, Inc. (design, optics,
                                       first light & wireless system)
         April 2001     $   7,500.00  TKJ, Inc. (circuitry design & circuit
                                       board manufacture)
         May 2001       $  12,500.00  Robrady Design, Inc. (mechanical, optics &
                                       ergonomic design)
         June 2001      $  12,500.00  Robrady Design, Inc.
         July 2001      $  12,500.00  Robrady Design, Inc.
         August 2001    $  12,500.00  Robrady Design, Inc.
         September 2001 $   5,000.00  Robrady Design, Inc.
         October 2001   $  10,600.00  Robrady Design, Inc.
         October 2001   $  15,000.00  TKJ, Inc. (final circuitry for Home Safety
                                       Light)
         November 2001  $    5000.00  Robrady Design, Inc. (final CAD delivery
                                       for tools)
         November 2001  $  16,500.00  ICT, Inc. (deposit on single cavity tools for injection molds)
         November 2001  $   5,000.00  Robrady Design, Inc. (final delivery on
                                       revised blueprints)
         December 2001  $   2,500.00  Robrady Design, Inc.
         January 2001   $   2,500.00  Robrady Design, Inc.
                        ------------
     Total Year 2001    $ 188,100.00

   There are two projects with Robrady, one relates to work associated with final development of the Home Safety Light; the second relates to development of the Cyberlux wireless system (radio frequency light activation). The wireless system was initially funded in April 2001 through the issuance of a $20,000 convertible debenture. The other payments to Robrady resulted from material expenses associated with the development of 10 working prototype models created from temporary rubber molds.

  Total "Pure" Research and Development for years 2000 and 2001 = $151,505.57 plus $188,100.00 or $339,605.57.

  12) Employees

  We currently have five full time employees. Our employees are primarily at the executive level based upon our role in coordination of outsource contracts for manufacturing and other production considerations. Currently, there exist no organized labor agreements or union agreements between Cyberlux and our employees. However, we have employment agreements with the following executive officers: Donald F. Evans, President (see Exhibit 10b), Alan H. Ninneman, Senior Vice President (see Exhibit 10c) and John W. Ringo, Secretary and Corporate Counsel (see Exhibit 10d). We believe that our relations with our employees are good.

C.   Reports to Security Holders

  Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission. Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

  The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room


/9/


by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is www.sec.gov.

  (13) Dependence on Key Personnel

  The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, Senior Vice President for Operations, Treasurer/Chief Financial Officer and Secretary/Corporate Counsel. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.



/10/



Item 2.     Management's Discussion and Analysis

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

  (1) For the period May 17, 2000 (inception) through September 30, 2001, we did not generate revenue from sales or other sources. During this development stage, we pursued capital accumulation through debt and equity financing and development of the Cyberlux Home Safety Light. The manufacturing of our products will begin We are positioned to go to full production of the light with the completion of the injection molds in January 2002 for sale and distribution in early 2002. During the ensuing twelve months of operation we intend to:

  1.   Complete the tools (molds) necessary for production of component parts;

  1.   Hire mid-level management personnel and support staff; and

  2. Develop relationships with retail outlets to distribute and market our products.

  We cannot guarantee that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. We believe that we can satisfy our cash requirements for 12 months, assuming we commence generating revenues in early 2002. However, we will have to raise additional funds within the next 12 months. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. The Company's officers and directors loaned $129,502 to the Company. The notes bear interest at 12% per annum and are due June 30, 2002. The Company has accrued $220,171 in consulting fees to officers for services rendered from inception of the Company. The accruals do not bear interest, and are payable when the Company becomes profitable. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

        Classification       Fixed /            Ability to Control
                            Variable
        --------------     ----------         ----------------------
    Employee Wages and     Salary = Fixed     Can reduce through lay
    Benefits               Hourly = Variable   off of personnel
                           Hourly = Variable
    Subcontractor Expense  Fixed              Can reduce through
                                              discontinuation or
                                              restructuring of
                                              agreements
    Accounting and Legal   Variable           May increase as
    Expenses                                  Company becomes fully
                                              reporting
    Building Rental        Fixed              Little control over,
    Expense                                   per agreement
    Utilities              Variable           May fluctuate due to
                                              seasonality
    Business Insurance     Fixed              Will increase when
                                              `Key Man" life
                                              insurance is obtained
    Misc. Office Supplies  Variable           Can control through
    & Shipping                                reduced office supply
                                              requisitions,
                                              negotiating
                                              alternative shipping
                                              solutions


/11/


 The December 2001 unaudited financials show current assets were $38,079; accounts payable were $21, 061; notes payable to shareholders were $482,153; and convertible debenture payable were $82,500. The debt reflects the ongoing funding from principal shareholders. The investment objective is the sale of the Home Safety Light to retailers during the first quarter of 2002. As those sales occur, the debt owed to shareholders will be retired over time consistent with revenues.

  To fund ongoing fiscal 2002 operations, we will need to begin to generate revenues to fund our operations and provide for our working capital needs. If we are unable to generate sufficient revenues, we may need to obtain additional funding through a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance funds to us on an as-needed basis, although there is no definitive or legally binding agreement to do so.
We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. Unless we begin generating revenues, obtain additional financing or continue to receive funds advanced by officers and directors, there is substantial doubt of our ability to continue as a going concern. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have; and

  3.  We may experience difficulty in managing growth.

  We issued certain promissory notes which were due on September 30, 2001 which were for accrued salaries for Messrs. Evans, Ninneman and Ringo. These notes have been extended to June 30, 2002, by agreement between the parties.

Item 3.     Description of Property

A.   Description of Property

  Our corporate headquarters are located at 50 Orange Road, Pinehurst, North Carolina 28374. The office space is defined as the 12' by 14' office located at the northeast corner of the property situated at 50 Orange Road, Pinehurst, North Carolina 28374 and adjacent common spaces consisting of restroom facilities, storage closets and conference room access. Equipment consists of two telephone units; two calculators; one HP printer, copier, fax; one IBM typewriter; one IBM computer with CTX color monitor and Logitech keyboards. Furniture and fixtures consist of two leather executive swivel chairs; two executive desks; two 2 drawer file cabinets; one lateral file cabinet; one cherry wood storage cabinet; one steel typewriter table; two brass banker's lamps, two extended halogen task lamps and various desk top appurtenances.

  Research Econometrics, LLP, provides these facilities to Cyberlux at a cost of $650 per month. The managing partner of Research Econometrics, LLP, Carothers H. Evans, is the son of Donald F. Evans, president of Cyberlux. The leasing terms represent a fully negotiated contract price between two related parties at an arms length transaction. According to the Sublease Agreement, as of July 1, 2000 the space is rented on a month-to-month basis continuing until such use and enjoyment is terminated by either party on thirty days notice in writing. Our management believes that suitable expansion space is available to meet our future needs at commercially reasonable terms, if required.

B.   Investment Policies

   Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.


/12/



Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of September 30, 2001, certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our director and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


  Name and Address of               Shares             Percentage of
   Beneficial Owner               Beneficially            Shares
                                     Owned              Outstanding
------------------------         -------------          ------------
Donald F. Evans              875,000 @ $0.001/share          25%
  Fifty Orange Road          380,000 @ $0.065/share1., 2
  Pinehurst, NC 28374

David D. Downing             400,000 @ $0.001/share           8%
  100 Country Meadow Drive
  Marietta, OH 45750

Scott W. Elliot              300,000 @ $0.001/share           6%
  Masonic Park Road, Box
  274C
  Marietta, OH 45750

Alan H. Ninneman             500,000 @  $0.001/share         10%
  17 Barberry Court
  Corrales, NM 87048

John W. Ringo                300,000 @ $0.001/share           6%
  241 Lamplighter Lane
  Marietta, GA 30067

Total ownership by our       2,455,000                       49% 3
officers and directors       ---------                       ---
(four individuals)



Footnotes:
1. Mr. Evans was issued 875,000 shares individually in connection with his founding of Cyberlux Corporation and assignment of his patent for the Electrochemical Portable Power and Lighting System to the Company. Research Econometrics was issued 750,000 shares in connection with an assignment of all of its interests derived from its funding of the initial development of the long-tern interim lighting system.. The Research Econometric shares were distributed to the partners in this venture and, as one of the partners, Mr. Evans received 380,000 of the partnership's 750,000 shares.


/13/



2. 380,000 shares received by Mr. Evans pursuant to the distribution of Research Econometrics shares are common stock of the Company owned by him
individually.   The balance of the Research Econometric shares were distributed to ten other individual partners no one of whom owns an amount approaching 5% of the shares outstanding.

3    There is no voting trust among any of the shareholders , officers or directors. Pursuant to the Incentive Stock Option Plan (see Item 6, page 13,) officers of the Company, Messrs. Evans, Ringo, Ninneman and Downing are vested with 350,000 options, which, when exercised, increase the percentage of ownership to 52% of total outstanding shares. These options are not reflected in the individual's share ownership in the table.

B.   Persons Sharing Ownership of Control of Shares

   No person other than Donald F. Evans, David D. Downing, Scott W. Elliot, Alan H. Ninneman, and John Ringo owns or shares the power to vote 5% or more of our securities.


/14/



Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

   The following table sets forth certain information with respect to each of our executive officers or directors.

       Name        Age           Position              Appointed
       ----        ---           --------              ---------
  Donald F. Evans   67  President & Chairman of the   May 19, 2000
                                   Board
  John W. Ringo     56     Secretary, Corporate       May 19, 2000
                            Counsel & Director
 Alan H. Ninneman   58    Senior Vice President &     May 19, 2000
                                 Director
 David D. Downing   52        Treasurer & CFO         May 19, 2000

B.   Work Experience

  Donald F. Evans, President, Chairman of the Board - Mr. Evans graduated from the University of North Carolina, Chapel Hill, NC with a BS Degree in Economics. Mr. Evans represented the investment interest of Research Econometrics in Waste Reduction Products Corporation, a privately held North Carolina corporation from June of 1996 to until March of 1999. Mr. Evans served on the Board of that Company and as its representative for product sales to the U.S. Department of Defense. On March 19, 1999, Research Econometrics sold its interest in Waste Reduction Products Corporation and on April 1, 1999, he began an investigative research study on behalf of Research Econometrics into the feasibility of a long-term electrochemical interim lighting system. The resulting study identified the feasibility of white diodes as lighting elements which, when managed by solid state circuitry, would provide a reliable source (over forty-two hours from one battery pack) lighting solution to homeowners or businesses during extended power outages. The study provided the performance specifications and methods for the development of the light which led to the formation of Cyberlux Corporation in May 2000 as the business management entity for the project. Mr. Evans has served as the CEO of Cyberlux since its inception.

  John W. Ringo, Secretary, Corporate Counsel & Director - Mr. Ringo graduated from the University of Kentucky. Lexington. KY with a BA Degree in Journalism Subsequently, he received a Juris Doctor Degree from the University of Kentucky College of Law. Since 1990, he has been engaged in private practice in Marietta, GA specializing in corporate and securities law. He is a former Staff Attorney with the U. S. Securities and Exchange Commission, a member of the Bar of the Supreme Court of the United States, the Kentucky Bar Association and the Georgia Bar Association. Mr. Ringo is a founder of Cyberlux and has served as Secretary and General Counsel since its inception.

 Alan H. Ninneman, Senior Vice President & Director - Mr. Ninneman attended Elgin Community College, Elgin, IL and subsequently majored in business administration at Southern Illinois University, Carbondale, IL. Mr. Ninneman was a senior support analyst for Tandem Computer, San Jose, California from 1982 to 1985; senior business analyst at Apple Computer, Cupertino, California from 1985 to 1987; Director of Operations at Scorpion Technologies, Inc., San Jose, California; and CEO of City Software, Inc., Albuquerque, New Mexico from 1992 until becoming a founder of Cyberlux in May 2000. Mr. Ninneman is responsible for the Company's operations systems.



/15/


  David D. Downing, Treasurer & CFO - Mr. Downing graduated from Grove City College, Grove City, PA with a BA Degree in Accounting. Mr. Downing joined Marietta Industrial Enterprises, Inc., Marietta, Ohio in November 1991 as its Chief Financial Officer. He was elected to the Board of Directors of that Company in January 1994. He has been a Director of American Business Parks, Inc., Belpre, Ohio since January 1998 and served as a director of Agri-Cycle Products, Inc. from May 1998 until April 2001. He is a founder of Cyberlux and served as its Treasurer since its inception.


/16/



Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We have employment agreements with Messrs. Evans, Ringo and Ninneman listed below. No officer or director has received any compensation as of yet until such time as we begin generating revenues. However, the following table sets forth the annual compensation due our executives that has accrued based on the inability of the Company to meet the obligation.

   Name                 Capacities in which                     Annual
                     Remuneration was Recorded           Compensation 1,2,3
  ------             -------------------------           ------------------
 Donald F. Evans     President & Chairman of the Board         $98,000

 John W. Ringo       Secretary, Corporate Counsel &            $66,000
                      Director

 Alan H. Ninneman    Senior Vice President & Director          $78,000

 David D. Downing    Treasurer & CFO                                $0


Footnotes to Executive Compensation:

  1. No officer has been paid a salary since our inception as a capital conservation measure designed to invest all available funds into the development of our products. Annual compensation began accruing as of July 2000. The compensation indicated in the table is the annualized amount of salary to be paid the respective officers in accordance with their employment agreements. Salary accruals for Mr. Evans began in July 2000 at $3,000 per month through September 2000 and $6,500 per month from October to December 2000. Salary accruals for Messrs. Ninneman and Ringo began in September 2000 at $3,000 each for September and October 2000, followed by $4,500 in November and December for Mr. Ninneman and $3,500 in November and December for Mr. Ringo. From 2001 forward, salaries have accrued in accordance with the annualized salaries outlined in the table. The salary accruals are non-interest bearing obligations of the Company that are to be retired from revenues when product sales begin.


  2. Management's salaries will be based upon the performance of the Company. Managements' performance bonuses will be decided by a majority of the Board of Directors of the Company. In addition, managements' base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company.


  3. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of Directors

      There are no arrangements made to compensate any director for services as a director. Such arrangements for compensation of directors for services will commence once we begin earning revenues.


/17/


Stock Option Plan

   The Company has created an Employee Stock Option Plan for incentive/retention of current key employees and as an inducement to employment of new employees. The plan, which sets aside 600,000 shares of common stock for purchase by employees, was made effective in the second quarter by the Board of Directors. Cyberlux will not issue options or warrants to any employee or affiliate with an exercise price of less than 85% of the fair market value of the Common Stock on the date of the grant.

   On May 31, 2001, Cyberlux issued stock options to purchase 350,000 shares of the 600,000 shares authorized by the Board of Directors to the following individuals, in the following amounts:


 Individual          Corporate Position     Number of Shares
 ----------          ------------------     ----------------

 Donald F. Evans      President and CEO          100,000

 John W. Ringo         Secretary and             100,000
                     Corporate Counsel

 Alan H. Ninneman     Senior Vice President      100,000

 David D. Downing      Treasurer and CFO          50,000


   The exercise price is 85% of the fair market price per share. The options expire on the tenth anniversary of the Stock Option Agreement (all dated May 31, 2001).


Item 7.    Certain Relationships and Related Transactions

   The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the Electrochemical Portable Power Plant and Lighting System. The agreement is on a month-to-month basis. Total rental expense for the nine months ending September 30, 2001 was $10,606, and for the period ending December 31, 2000 was $10,606. Mr. Evans was the partner in Research Econometrics who undertook the investigative research study designed to determine the feasibility of an electrochemical (battery powered) interim lighting system that could provide long-term solutions to property owners during extended power outages. The study confirmed the feasibility of such a system consistent with an application of new technologies that, when combined, provided extended life to existing battery resources. He began the study with an investigation of the incidence of power outage attributable to severe storm activity along the east coast and west along the gulf coast states of the United States. Later, he communicated his interest in exploring the development of a new light to PU AN Trading Company, Taipei, Taiwan, an organization known to him as a representative of several electronic product manufacturers in Taiwan.
  The first provision patent was filed with the U.S. Patent and Trademark
Office on September 30, 1999. It was filed for the proposed system as "first to invent" and granted a license for "foreign filing". The foreign filing license provides documentation to the provisional patent holder to register its license in certain foreign jurisdictions to protect its intellectual property from infringement. This was communicated to PU An Trading to secure its confirmation of confidentiality, non-disclosure clauses in its representation agreements with Research Econometrics. PU AN provided a variety of battery pack configurations for experimentation with incandescent, fluorescent and fiber optic elements. The chemical and physical properties of those lighting elements proved that existing electrochemical (battery) technology could not sustain a light life to the protracted level specified (Light life of 40 hours duration from one battery pack). Mr. Evans then discovered the newly perfected white light emitting diode that required 90% less energy than its incandescent and fluorescent counterparts to produce optimum light. The diode was established as the model lighting element that could be efficiently serviced by a specially designed circuit board that would moderate the flow of electricity from the battery pack to the diodes thereby extending the life of the energy source ten fold.

 Although we have not transacted business with PU AN Trading, relations with principals of both companies remains cordial.

    The agreement with Research Econometrics, therefore, is on whereby the light design system perfected by Research Econometrics was assigned as the foundation of the newly created Cyberlux Corporation.



/18/



   The Company's officers and directors loaned $129,502 to the Company. The notes bear interest at 12% per annum and payable on demand.

   The terms of transactions in this section are as fair to the Company as any transactions that could have been made with unaffiliated parties.



Item 8.     Description of Securities

   The authorized capital stock of our Company consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

  The Company currently has 5,014,748 shares of common stock issued and outstanding. As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  4. You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  5.   Your shares are fully paid and non-assessable.

     Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

   The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

Nevada Anti-Takeover Provisions

   The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Cyberlux Corporation. Section 78.438 of the Nevada law prohibits us from merging with or selling Cyberlux Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date


/19/


on which the shareholder acquired the Cyberlux Corporation shares, unless the transaction is approved by Cyberlux Corporation 's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Cyberlux Corporation.






                 [Balance of this page intentionally left blank]


/20/



                                     Part II


Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

   There is no current market for our common equity. Additionally, our common equity is subject to outstanding options (see Stock Option Plan page 13) and shares of our common equity have been sold pursuant to Rule 144 of the Securities Act (see Item 4. Recent Sale of Unregistered Securities page 17), which could have a material effect on the on the market price of our common equity.

   There are currently 762,966 shares of our common stock which are freely tradable and which are held of record by approximately 46 people. The remaining 4,251,782 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

   In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

   As of September 30, 2001, we had approximately 110 stockholders of record.

D.    Reports to Shareholders

   We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Cyberlux Corporation, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.     Transfer Agent and Registrar

   The Transfer Agent for our shares of common stock is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 898119. The telephone number is (702) 361-3033.


/21/



Item 2.     Legal Proceedings

   Cyberlux has filed a complaint against Light Technology, Inc., Ervin J. Rachwal, and others (Defendants) alleging, among other things, that Defendants breached a contract entered into on July 12, 2000, that gave the Company the option to purchase all of the assets of Light Technology for $100,000. The contract also stipulated, as part of the $100,000, which the Defendants were to develop an emergency storm light to be completed on or before September 30, 2000. Additionally, the agreement was contingent upon a satisfactory employment agreement with Defendant Rachwal and the issuance of the Company's securities in amounts and classes consistent with an independent valuation of the transaction by an accredited expert acceptable to the Defendants and the Company. The defendants never produced the emergency storm light and were never able to place an ascertainable value on the assets to be acquired.

   On April 18, 2001, Cyberlux filed a civil complaint alleging breach of contract, fraud, misappropriation of trade secrets and sought injunctive action against the defendants to prevent them from misappropriating trade secrets as well as to recover monetary damages.

   On May 11, 2001, the Court granted a temporary injunction against the Defendants. On June 5, 2001, the Defendants filed a counterclaim against the Company alleging the we misrepresented to the Defendants that we had the ability to raise capital to fund the development of the products, that we had the ability to market the products and that we had the ability to purchases the assets of the Defendants. The Defendants also alleged breach of contract and violation of trade secrets.

     On January 18, 2002, the Court granted the Defendants Motion to Dissolve the Injunction.
     On January 28, 2002, we filed a Motion for Rehearing of Clarification of the Motion to Dissolve.

  The defendants have filed a counterclaim asking for an unspecified amount of damages. Our attorneys have told us in the unlikely event that the defendants are awarded damages, there would be a minimal effect on our operations. This litigation centers primarily on our Home Safety Light. That is the reason we filed our complaint to protect any infringement by the defendants on this product. As we state in the complaint, we devoted hundreds of dollars for the development of the Home Safety Light. Not only did we defendants $100,000 for the development of the light and possible acquisition of the assets of LTI, we also retained an accounting firm to independently do an evaluation of the LTI assets. We incurred meeting and travel expenses of $36,401.52 associated with LTI during the period June through December 2000. $43,699.41 was paid to Cyberlux employees upon LTI promised delivery date for the Home Safety Light. We all made loans to defendant Safe-Light to assist in development and marketing of its products based upon the representation that the assets of Safe-Light would be acquired by us.

     Our product does not compete with the products of the defendants whose product is primarily a LED flashlight. Although, defendants announced in a local newspaper that they were developing an emergency light which would be in competition with our product and in direct contravention of the terms of the temporary injunction.

     Pursuant to a Letter of Intent, defendant LTI was paid $100,000 to produce a prototype of the Light as well as being given an option to sell the assets of LTI to us. Not only did LTI fail to produce a prototype of the Light, an independent valuation expert upon review stated that LTI had no verifiable assets of any value.

     Our $900,000 private placement offering was withdrawn and no funds were raised.

     Defendant LTI claims that we breached the contract terms of the letter of intent and joint venture agreement by failing to maintain confidential disclosed to us and intentionally disclosing confidential information to third parties. Despite receiving $100,000 from us defendants claim we failed to fund the development of the Light Further, defendants claim we failed to pay fees set forth in the licensing agreement although the licensing agreement specifically stated that payment of those fees was conditioned on the successful completion of the above mentioned private placement offering.

     Defendant Safe-Light allege that we requested that they assist us in raising funding for the products discussed in the complaint. We actually loaned them funds for the development of their barricade light.

     Defendant Rachwal represented that he had no objection to the entry of a temporary injunction because he was not producing a Light such as ours and therefore there was no reason for objection.

     Defendants motion to reopen evidence on the temporary injunction was an option given to them pursuant to the injunction and they exercised it.

  The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the Defendants and prosecute the Company's claims and actions against the Defendants. This litigation is still in the discovery stage and the ultimate outcome cannot presently be determined.

Court: Circuit Court of the Twelfth Judicial District In and For Sarasota County, Florida.

Case Name:  Cyberlux Corporation, Plaintiff v. Ervin J. Rachwal, Light
            Technology, Inc., Safe-Light Industries, LLC a/k/a JFER Innovations Group, LLC, James Meyer and John Fleming.

Case Number: 2001 CA 005309 NC Div. C.



Item 3.     Changes in and Disagreements with Accountants

   We have had no disagreements with our independent accountants.


Item 4.     Recent Sale of Unregistered Securities

   The following discussion describes all the securities we have sold within the past three fiscal years:

   On May 17, 2000, we were incorporated under the laws of the State of Nevada as Cyberlux Corporation. We are authorized to issue 20,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.


/22/


   On May 19, 2000, we issued 3,265,000 shares of our common stock with par value of $0.001 per share to nine founding individuals, which were fully paid and non-assessable. All shares issued by the Company were issued in accordance with Section 4(2) of the Securities Act of 1933. Subsequently, one of those founding shareholders, Research Econometrics, distributed on a pro-rata basis its 750,000 shares to its ten shareholders, one of whom was already a founding shareholder of Cyberlux Corporation.

   On June 23, 2000 we completed a private placement of convertible notes at $5000 per note at 10% interest with detachable warrants pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended. There were originally 11 noteholders, 8 of whom converted their notes and exercised their warrants at $0.15 per share. Some noteholders were granted warrants to purchase shares at $0.10 per share by agreeing to extend the due date on the notes. Accordingly, we sold 288,000 shares of common stock to approximately 8 shareholders of record, one of which was an officer of the Company.

  On November 30, 2000, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada and the State of Arkansas. This offering was conducted on a best efforts basis and was not underwritten. We sold 762,966 shares of common stock, par value, at a price of $0.15 per share to 51 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $96,026 in cash and $18,419 in services rendered. Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:

  Exemption

  Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

  1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
  2. An investment company; or
  3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

  At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Further, we have never been considered to be an investment company. In addition, we have continuously pursued our specific business plan of developing and manufacturing miscellaneous chemical products.

  Conditions to be met

  General Conditions - To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

1. In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;
2. In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or



/23/


3. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

  On August 21, 2000, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state. The application for registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale.

  On October 31, 2000, we were issued a notice of effectiveness by the State of Arkansas, in response to our application for registration by qualification in that state. The application for registration by qualification was filed pursuant to Arkansas Code Ann. Section 23-42-503(b) and Rule 503.01(B)(1) of the Rules of the Commissioner, which requires the public filing and delivery to investors of a disclosure document before sale. This offering was conducted exclusively in the states of Nevada and Arkansas.

  Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act. The aggregate offering price was $345,000, of which $114,445 was sold.

  On January 31, 2001, we completed a private placement of convertible notes in the aggregate amount of $102, 455, pursuant to Regulation D, Rule 505 of the Securities Act of 1933, as amended, whereby we sold Notes to 34 unaffiliated noteholders, none of whom were or are our officers or directors. On or about June 1, 2001 the Notes were converted to 698,782 shares of common stock at a price of $0.15 per share.

  288,000 shares were issued for conversion of debt and 122,795 were issued for consulting services.

  As of September 30, 2001, we have 5,014,748 shares of common stock issued and outstanding, which are held by approximately 110 stockholders of record.


Item 5.     Indemnification of Directors and Officers

 Our Articles of Incorporation and bylaws provide for the indemnification of any present or former director or officer. Our officers and directors will be indemnified and held harmless to the fullest extent of permissible under the laws of the State of Nevada against all expenses, liability and loss including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement. Moreover, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit.
Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.






                 [Balance of this page intentionally left blank]

_______________________________


/24/




Item 1.     Financial Statements

The following documents are filed as part of this report:

                                                         Page

    Report of Independent Certified Public Accountants    25

    Balance Sheet                                         26

    Statement of Operations                               27

    Statement of Stockholders' Equity                     28

    Statement of Cash Flows                               29

    Notes to Financial Statements                         30









G. BRAD BECKSTEAD
Certified Public Accountant
                                                             330 E. Warm Springs
                                                             Las Vegas, NV 89119
                                                                    702.257.1984
                                                                702.362.0540 fax

                          INDEPENDENT AUDITOR'S REPORT

November 28, 2001

Board of Directors
Cyberlux Corporation
Las Vegas, NV

I have audited the Balance Sheet of Cyberlux Corporation (a Development Stage Company), as of September 30, 2001 and December 31, 2000, and the related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows for the nine-months ended September 30, 2001, the year period May 17, 2000 (Date of Inception) to December 31, 2000, and the period May 17, 2000 (Date of Inception) to September 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberlux Corporation, (A Development Stage Company), as of September 30, 2001 and December 31, 2000, and the results of its operations and its cash flows for the nine-month period ended September 30, 2001, the period from May 17, 2000 (Date of Inception) to December 31, 2000, and the period from May 17, 2000 (Date of Inception) to September 30, 2001 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ G. Brad Beckstead, CPA



/25/



                        Cyberlux Corporation
                   (a Development Stage Company)
                            Balance Sheet


                                                    September 30,  December 31,
                                                        2001           2000
                                                     -----------    ----------
Assets

Current assets:
  Cash                                               $     1,835    $   21,697
                                                     -----------    ----------
    Total current assets                                   1,835        21,697
                                                     -----------    ----------
Fixed assets, net                                          2,527         3,538

Other assets:
  Deposit                                                  6,819         1,819
                                                     -----------    ----------
                                                     $    11,181    $   27,054
                                                     ===========    ==========
Liabilities and Stockholders' (Deficit)

Current liabilities:
  Accrued interest                                   $     1,267    $    1,267
  Consulting fees payable - related party                220,171        70,000
  Notes payable                                          131,757        15,000
    Total current liabilities                            353,195        86,267
                                                     -----------    ----------
Convertible debentures                                    55,500       117,455
                                                     -----------    ----------
                                                         408,695       203,722
                                                     -----------    ----------
Stockholders' (Deficit):
  Preferred stock, $0.001 par value, 5,000,000
    shares authorized, no shares issued and
    outstanding                                                -             -
  Common stock, $0.001 par value, 20,000,000
    shares authorized, 5,014,748 and 4,315,966
    shares issued and outstanding as of 9/30/01
    and 12/31/00, respectively                             5,015         4,316
  Additional paid-in capital                             375,423       273,667
  (Deficit) accumulated during development stage        (777,952)     (454,651)
                                                     -----------    ----------
                                                        (397,514)     (176,668)
                                                     -----------    ----------
                                                     $    11,181    $   27,054
                                                     ===========    ==========


  The accompanying notes are an integral part of these financial statements.


/26/


                            Cyberlux Corporation
                       (a Development Stage Company)
                          Statement of Operations
              For the nine months ended September 30, 2001,
        the period May 17, 2000 (Inception) to December 31, 2000,
  and for the period May 17, 2000 (Inception) to September 30, 2001


                                                                 May 17, 2000   May 17, 2000
                                              Nine months ended (inception) to (inception) to
                                                September 30,     December 31,  September 30,
                                                     2001            2000           2001
                                                  ----------     -----------    -----------

Revenue                                           $        -     $         -    $       -
                                                  ----------     -----------    -----------
Expenses:
 Marketing and advertising expense                    74,535          44,013         118,548
 Depreciation expense                                  1,011             676           1,687
 Organizational costs                                      -          25,473          25,473
 Research and development costs                       47,000         157,314         204,314
 Professional and consulting - related party         141,336         153,730         295,066
 General and administrative expenses                  58,927          71,041         129,968
                                                  ----------     -----------    ------------
  Total expenses                                     322,809         452,247         775,056
                                                  ----------     -----------    ------------
(Loss) from operations                              (322,809)       (452,247)       (775,056)

Other income (expense):
 Interest (expense)                                     (492)         (2,444)         (2,936)
 Interest income                                           -              40              40
                                                  ----------     -----------    ------------
Net (loss)                                        $ (323,301)    $  (454,651)    $  (777,952)

                                                  ==========     ===========    ============
Weighted average number of common
 shares outstanding - basic and fully diluted      4,165,201       3,708,445
                                                  ==========     ===========

Net (loss) per share - basic and fully diluted    $    (0.00)    $     (0.00)
                                                  ==========     ===========


  The accompanying Notes are an integral part of these financial statements.


/27/

                      Cyberlux Corporation
                  (a Development Stage Company)
          Statement of Changes in Stockholders' (Deficit)
  For the Period May 17, 2000 (Date of Inception) to September 30, 2001


                                                                                   (Deficit)
                                                                                  Accumulated
                                                     Common Stock      Additional    During          Total
                                                ---------------------    Paid-in   Development   Stockholders'
                                                  Shares      Amount     Capital      Stage        (Deficit)
                                                ----------   --------   ---------   ----------    ----------
Shares issued to founders for cash               1,784,000   $  1,784   $     416   $             $    2,200

Shares issued for research and development         750,000        750      68,003                     68,753

Shares issued for conversion of debt               144,000        144      39,856                     40,000

Donated capital                                          -          -      16,000                     16,000

Shares issued for cash pursuant to
 Rule 504 offering                                 640,171        640      95,386                     96,026

Shares issued for consulting services              997,795        998      54,006                     55,004

Net (loss)
 May 17, 2000 (inception) to
 December 31, 2000                                                                    (454,651)     (454,651)
                                                ----------   --------   ---------   ----------    ----------

Balance, December 31, 2000                       4,315,966      4,316     273,667     (454,651)     (176,668)

Shares issued for conversion of debt               698,782        699     101,756                    102,455

Net (loss)
 Nine months ending
 September 30, 2001                                                                   (323,301)     (323,301)
                                                ----------   --------   ---------   ----------    ----------
Balance, September 30, 2001                      5,014,748      5,015     375,423     (777,952)     (397,514)
                                                ==========   ========   =========   ==========    ==========



  The accompanying Notes are an integral part of these financial statements.


/28/

                            Cyberlux Corporation
                       (a Development Stage Company)
                          Statement of Cash Flows
               For the nine months ended September 30, 2001,
     the period May 17, 2000 (inception) to December 31, 2000, and for the period May 17, 2000 (Date of Inception) to September 30, 2001



                                                 Nine months     May 17, 2000      May 17, 2000
                                                    ended       (inception) to    (inception) to
                                                 September 30,    December 31,     September 30,
                                                     2001             2000             2001
                                                  -----------     ------------     ------------
Cash flows from operating activities
Net (loss)                                        $  (323,301)    $   (454,651)    $   (777,952)
 Depreciation expense                                   1,011              676            1,687
 Shares issued for consulting services                      -           55,004           55,004
 Shares issued for research and development                 -           68,753           68,753
Adjustments to reconcile net (loss) to
 cash (used) by operating activities:
 (Increase) in deposit                                 (5,000)          (1,819)          (6,819)
 Increase in accrued interest                               -            1,267            1,267
 Increase in consulting fees payable - officers       150,171           70,000          220,171
                                                  -----------     ------------     ------------
Net cash (used) by operating activities              (177,119)        (260,770)        (437,889)
                                                  -----------     ------------     ------------
Cash flows from investing activities
 Purchase of fixed assets                                   -           (4,214)          (4,214)
 Proceeds from notes payable                          116,757           15,000          131,757
                                                  -----------     ------------     ------------
Net cash provided by investing activities             116,757           10,786          127,543
                                                  -----------     ------------     ------------

Cash flows from financing activities
 Proceeds from convertible debentures                  40,500          157,455          197,955
 Donated capital                                            -           16,000           16,000
 Issuance of common stock                                   -           98,226           98,226
                                                  -----------     ------------     ------------
Net cash provided by financing activities              40,500          271,681          312,181
                                                  -----------     ------------     ------------

Net increase in cash                                  (19,862)          21,697            1,835
Cash - beginning                                       21,697                -                -
                                                  -----------     ------------     ------------
Cash - ending                                     $     1,835     $     21,697     $      1,835
                                                  ===========     ============     ============
Supplemental disclosures:
 Interest paid                                    $         -     $      1,202     $      1,202
                                                  ===========     ============     ============
 Income taxes paid                                $         -     $          -     $          -
                                                  ===========     ============     ============
 Non-cash investing and financing activities:
  Shares issued for R&D and consulting services   $         -     $    123,757     $    123,757
                                                  ===========     ============     ============
  Shares issued for conversion of debt            $   102,455     $     40,000     $    142,455
                                                  ===========     ============     ============


  The accompanying Notes are an integral part of these financial statements.


/29/

                              Cyberlux Corporation
                          (A Development Stage Company)
                                      Notes



Note 1 - History and organization of the company

The Company was organized on May 17, 2000 (Date of Inception) under the laws of the State of Nevada, as Cyberlux Corporation. The Company has limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Note 2 - Accounting policies and procedures

Accounting method
 The Company reports income and expenses on the accrual method.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2001 and December 31, 2000.

Fixed assets
Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

Office equipment                   5 years

Advertising costs
The Company expenses all costs of advertising as incurred. Advertising costs totaled $-0- and $13,645 in 2001 and 2000, respectively.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at September 30, 2001 and December 31, 2000.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2001 and December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Reporting on the costs of start-up activities
Statement  of  Position  98-5 (SOP 98-5), "Reporting on the  Costs  of  Start-Up
Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.


/30/


Stock-Based Compensation:
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

Dividends
The  Company  has  not adopted any policy regarding payment  of  dividends.   No
dividends have been paid or declared since inception.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earnings and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.


/31/



In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25. FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to July 30, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

Note 3 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                 U.S federal statutory rate      (34.0%)
                 Valuation reserve                34.0%
                                                 -----
                 Total                               -%
                                                 =====

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $455,000 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2020. The deferred tax asset relating to the operating loss carryforward of approximately $155,000 has been fully reserved at December 31, 2000.

Note 4 - Fixed assets

The Company acquired $4,214 of office equipment during the year ended December 31, 2000.

Depreciation expense totaled $1,011 and $676 for the periods ended September 30, 2001 and December 31, 2000, respectively.

Note 5 - Notes payable and convertible debentures

The Company received cash from unrelated individuals in exchange for promissory notes totaling $131,757 as of September 30, 2001. The unsecured notes bear an interest rate of 10.0%, and the principal and interest are due on July 31, 2001.

During the periods ended September 30, 2001 and December 31, 2000, the Company issued convertible debentures totaling $40,500 and $157,455, respectively. The debentures are convertible into the Company's $0.001 par value common stock at the discretion of the note holders. During the periods ended December 31, 2000, certain of the note holders elected to convert their debentures totaling $40,000 into 144,000 shares of the Company's $0.001 par value common stock. During the nine-months ended September 30, 2001, certain note holders elected to convert their debentures totaling $102,455 into 698,782 shares of the Company's $0.001 par value common stock.


/32/


Note 6 - Stockholder's equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

During May, 2000, the Company issued 1,784,000 shares of its $0.001 par value common stock to its founders in exchange for cash of $2,200.

During May 2000, the Company issued 750,000 shares of its $0.001 par value common stock in exchange for research and development and organizational costs paid for by Research Econometrics, LLP in the totaling $68,753.

During May 2000, the Company issued 875,000 shares of its $0.001 par value common stock to an officer of the Company for consulting services valued at $36,585.

During July 2000, the Company issued 144,000 shares of its $0.001 par value common stock in exchange for convertible debentures in the amount of $40,000.

During November 2000, the Company issued 640,171 shares of its $0.001 par value common stock for total cash of $99,026 pursuant to a Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933, offering.

During November 2000, the Company issued 122,795 shares of its $0.001 par value common stock to a consulting firm for services valued at $18,419.

During June 2001, the Company issued 698,782 shares of its $0.001 par value common stock in exchange for convertible debentures in the amount of $102,455.

There have been no other issuances of common or preferred stock.

Note 7 - Warrants and options

During 2000, the Company issued 19,612 warrants to unrelated note holders convertible on a 1-for-25,000 basis at $0.10 per share for the Company's $0.001 par value common stock with an expiration date of July 31, 2001. No warrants were exercised before the expiration date. No warrants or options are outstanding as of September 30, 2001.

The Company created an Employee Stock Option Plan for incentive/retention of current key employees and as an inducement to employment of new employees. The plan, which sets aside 600,000 shares of common stock for purchase by employees, was made effective in the second quarter by the Board of Directors. On May 31, 2001, the Company issued stock options to its officers to purchase 350,000 shares at an exercise price of 85% of the fair market price per share on the exercise date. The options expire on the tenth anniversary of the Stock Option Agreement dated May 31, 2001.

Note 8 - Related Party Transactions

The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the Electrochemical Portable Power Plant and Lighting System. The agreement is on a month-to-month basis. Total rental expense for the nine months ending September 30, 2001 was $10,606, and for the period ended December 31, 2000 was $10,606.

The Company issued 997,795 shares of its $0.001 par value common stock valued at $55,004 to officers and shareholders of the Company for consulting services totaling $153,730 as of December 31, 2000.

The Company accrued consulting fees payable to officers and shareholders of the Company totaling $150,171 and $70,000 as of September 30, 2001 and December 31, 2000, respectively.


/33/




Note 9 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company plans to seek additional funding through debt and equity offerings.


/34/



                                    Part III


Item 1.     Index to Exhibits

Exhibit     Name and/or Identification of Exhibit

Number

  3    Articles of Incorporation & By-Laws
         a.  Articles of Incorporation of the Company filed May 17, 2000 *
         b.  By-Laws of the Company adopted May 19, 2000 *

  10   Material Contracts
         a.  SCCS Proprietary Product Manufacturing Agreement *
         b.  Donald F. Evans Employment Agreement *
         c.  Alan H. Ninneman Employment Agreement *
         d.  John W. Ringo Employment Agreement *
         e.  Hynes, Inc. Agreement *
         f.  Robrady Agreement *
         g.  TKJ, Inc. Agreement *
         h.  ICT, Inc. Agreement *
         i.  Research Econometrics Agreement *

  23   Consent of Experts and Counsel

         Consent of independent public accountant

     Footnote:

          *  Previously filed and incorporated by reference herein.


/35/

                                   SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Cyberlux Corporation
                                  (Registrant)




Date:  3/21/02
     ------------


By:  /s/ John W. Ringo
     ------------------------------
     John W. Ringo, Secretary, Corporate Counsel & Director

/36/